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                                                                    EXHIBIT 99.7


                                 [OLICOM LOGO]

                                OFFER TO PURCHASE
                             ALL COMMON SHARES HELD
                       BY HOLDERS OF 1,000 OR FEWER SHARES
                          FOR US$1.10 PER SHARE IN CASH

May 21, 2002


Dear Shareholder:

         Olicom today announced that it is offering to acquire all common shares held by holders of 1,000 or fewer shares for US$1.10 in cash. The offer is to purchase all, but not less than all, shares held by such shareholders. The offer represents a premium of 29% over the closing sale price of Olicom common shares as quoted by the OTC Bulletin Board on May 17, 2002. The last sale price for the shares as quoted by the Copenhagen Stock Exchange on May 17, 2002 was DKK 8.60 (which converts into US$1.06 based on the exchange rate of the Danish Central Bank for converting Danish kroner into US dollars in effect on such date). The offer is not being made to shareholders of Olicom who hold their shares through the Danish Securities Centre or whose shares are deposited outside of the United States.

         The purposes of the offer are to enable holders of 1,000 or fewer shares to dispose of such shares without incurring brokerage commissions and to reduce the number of shareholders of Olicom resident in the United States. At such time as the number of holders of common shares resident in the United States decreases to less than 300, Olicom anticipates that it will terminate the registration of its shares under United States securities laws, which in turn will result in the shares ceasing to be quoted on the OTC Bulletin Board. Olicom anticipates maintaining the listing of its shares on the Copenhagen Stock Exchange and will continue to be subject to the reporting obligations of such exchange.

         The offer, and the procedures you must follow if you want to tender your common shares, are explained in detail in the enclosed Offer to Purchase, Letter of Transmittal and related documents.

         We encourage you to read carefully the Offer to Purchase, Letter of Transmittal and related documents. Neither Olicom nor our board of directors makes any recommendation to any shareholder whether or not to tender any shares.

         To assist us with this offer, we have engaged MacKenzie Partners, Inc. to serve as the Information Agent. Representatives from this firm may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call the Information Agent toll free at (800) 322-2885.

         Please note that the offer is scheduled to expire at 5:00 p.m., New York City time, on June 19, 2002, unless extended by Olicom. Again, we encourage you to read carefully the enclosed materials.

Thank you for your consideration.

Sincerely,


/s/ BOJE RINHART
Boje Rinhart
President and Chief Executive Officer